FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR 2Q18 Passenger Traffic Increased 4.8% YoY

in Mexico and Declined 5.9% in San Juan, Puerto Rico and 4.0% in Colombia

Mexico City, July 23, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced results for the three-and six-month periods ended June 30, 2018.

2Q18 Highlights1

•	Passenger traffic in Mexico rose 4.8% YoY, reflecting increases of 7.9% and 2.2% in domestic and international traffic, respectively. Cancun Airport was the main traffic driver.

•	Traffic in Puerto Rico (Aerostar) declined 5.9% YoY, 4.1% in domestic traffic and 18.4% in international traffic, as a result of Hurricane Maria, which hit the island in September 2017.

•	Traffic in Colombia (Airplan) decreased 4.0% YoY, reflecting a decline of 6.5% in domestic traffic that was partially offset by an 11.8% increase in international traffic.

•	Consolidated commercial revenues per passenger reached Ps.99.7.

•	Consolidated EBITDA rose 32.0% YoY, reaching Ps.2,359.8 million.

•	Cash position at the end of the quarter reached Ps.3,688.9 million. Net Debt to LTM EBITDA stood at 1.04x, reflecting the consolidation of Aerostar and Airplan.

•	Received approval for the Master Development Programs for each of its Mexican concessions for 2019 to 2033, including approval for the maximum tariffs per workload unit applicable for 2019 to 2023 and the corresponding efficiency factor.

•	Paid ordinary cash dividend of Ps. 6.78 per share, for a total of Ps.1,848 million.

2Q18 Earnings Call

Date & Time: Tuesday, July 24, 2018 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-800-289-0438 (US & Canada); 1-323-794-2423 (International & Mexico). Access Code: 4602240.

Replay: Tuesday, July 24, 2018 at 1:00 PM US ET, ending at 11:59 PM US ET on July 31, 2018. Dial-in number: 1-844-512-2921 (US & Canada) 1-412-317-6671 (International & Mexico); Access Code 4602240.

Table 1: Financial & Operational Highlights [1]
	Second Quarter		% Var
	2017	2018
Financial Highlights
Total Revenue	2,935,297	3,887,392	32.4
- Mexico	2,713,189	2,579,526	(4.9)
- San Juan	222,108	831,818	274.51
- Colombia	0	476,048	n/a
Commercial Revenues per PAX	102.3	99.7	(2.5)
- Mexico	104.7	115.5	10.4
- San Juan	80	109.8	36.47
- Colombia	0	38.7	n/a
EBITDA	1,787,919	2,359,840	32.0
Net Income	1,152,067	1,098,403	(4.7)
Majority Net Income	1,132,640	1,086,331	(4.1)
Earnings per Share (in pesos)	3.7755	3.6211	(4.1)
Earnings per ADS (in US$)	1.9173	1.8389	(4.1)
Capex	308,348	407,185	32.1
Cash & Cash Equivalents	2,829,843	3,688,908	30.4
Net Debt	8,064,548	12,907,507	60.1
Net Debt/ LTM EBITDA	1.71	1.04	(39.3)
Operational Highlights
Passenger Traffic
- Mexico	7,949,667	8,332,943	4.8
- San Juan	2,420,615	2,277,680	(5.9)
- Colombia	2,600,991	2,495,862	(4.0)

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into force in 2018, and represent comparisons between the three- and six-month periods ended June 30, 2018, and the equivalent three- and six-month periods ended June 30, 2017. On May 26, 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis, while until then, results were accounted for by the equity method. Furthermore, starting October 19, 2017, ASUR began to consolidate results of Airplan in Colombia. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 19.6046 (source: Diario Oficial de la Federacion de Mexico) while Colombian peso figures are calculated at the exchange rate of COL$ 147.1600 = Ps. 1.00 Mexican pesos (souce: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 19 of this report.

Passenger Traffic

ASUR’s total passenger traffic in 2Q18 increased 1.0% YoY to 13.1 million passengers, reflecting a 4.8% increase in traffic in Mexico that was partially offset by declines of 5.9% in Puerto Rico and 4.0% in Colombia.

The 4.8% YoY growth in passenger traffic in Mexico reflects increases of 7.9% and 2.2% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, with increases of 9.4% and 2.1% in domestic and international traffic, respectively, with the majority of ASUR’s other Mexican airports also contributing to higher traffic.

Traffic in Puerto Rico remained impacted by Hurricane Maria which hit the island in September 2017. Consequently, LMM Airport reported a 5.9% YoY decline in total passenger traffic in 2Q18, reflecting reductions of 4.1% and 18.4% in domestic and international traffic, respectively.

Colombia reported a 4.0% YoY decline in total traffic as an 11.8% increase in international traffic was more than offset by a 6.5% reduction in domestic traffic.

Tables with detailed passenger traffic information for each airport can be found on page 20 of this report.

Table 2: Passenger Traffic Summary
	Second Quarter		% Chg.	Six-Months		% Chg.
	2017	2018		2017	2018
Total Mexico	7,949,667	8,332,943	4.8	15,747,462	16,854,859	7.0
- Cancun	6,116,752	6,392,782	4.5	12,087,091	12,937,983	7.0
- 8 Other Airports	1,832,915	1,940,161	5.9	3,660,371	3,916,876	7.0
Domestic Traffic	3,634,801	3,923,529	7.9	6,712,600	7,382,487	10.0
- Cancun	2,014,177	2,203,247	9.4	3,585,217	4,032,505	12.5
- 8 Other Airports	1,620,624	1,720,282	6.1	3,127,383	3,349,982	7.1
International Traffic	4,314,866	4,409,414	2.2	9,034,862	9,472,372	4.8
- Cancun	4,102,575	4,189,535	2.1	8,501,874	8,905,478	4.7
- 8 Other Airports	212,291	219,879	3.6	532,988	566,894	6.4
Total San Juan, Puerto Rico (1)	2,420,615	2,277,680	(5.9)	4,720,551	4,135,978	(12.4)
Domestic Traffic	2,119,261	2,031,833	(4.1)	4,146,943	3,714,790	(10.4)
International Traffic	301,354	245,847	(18.4)	573,608	421,188	(26.6)
Total Colombia (2)	2,600,991	2,495,862	(4.0)	5,116,541	4,880,688	(4.6)
Domestic Traffic	2,256,646	2,111,042	(6.5)	4,461,419	4,123,159	(7.6)
International Traffic	344,345	384,820	11.8	655,122	757,529	15.6
Total Traffic	12,971,273	13,106,485	1.0	25,584,554	25,871,525	1.1
Domestic Traffic	8,010,708	8,066,404	0.7	15,320,962	15,220,436	(0.7)
International Traffic	4,960,565	5,040,081	1.6	10,263,592	10,651,089	3.8

  Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

  [1] On May 26, 2017, ASUR increased its ownership stake in Aerostar, operator of LMM Airport in Puerto Rico from 50% to 60%. ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017. For comparison purposes, this table includes traffic figures for LMM Airport for 2Q18 and 2Q17.

  [2] On October 19, 2017, ASUR began to consolidate Airplan’s operations (Colombia). For comparison purposes, this table includes traffic figures for Airplan for 2Q17 and 2Q18.

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar, operator of LMM Airport in Puerto Rico, to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis. In addition, on October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia, and starting on that date, ASUR began to fully consolidate Airplan’s operations on a line by line basis. On May 25, 2018, ASUR acquired a 7.58% ownership stake in Airplan, bringing its total share ownership in Airplan to 100.0%.

ASUR 2Q18 Page 2 of 26

Table 3: Summary of Consolidated Results
	Second Quarter		% Chg.	Six-Months		% Chg.
	2017	2018		2017	2018
Total Revenues	2,935,297	3,887,392	32.4	5,412,045	7,803,965	44.2
Aeronautical Services	1,507,156	2,259,322	49.9	2,855,252	4,464,018	56.3
Non-Aeronautical Services	1,000,241	1,420,201	42.0	2,022,202	2,819,679	39.4
Total Revenues Excluding Construction Revenues	2,507,397	3,679,523	46.7	4,877,454	7,283,697	49.3
Construction Revenues (5)	427,900	207,869	(51.4)	534,591	520,268	(2.7)
Total Operating Costs & Expenses	1,321,869	2,090,054	58.1	2,166,375	3,809,225	75.8
Operating Profit	1,613,428	1,797,338	11.4	3,245,670	3,994,740	23.1
Operating Margin	55.0%	46.2%	(873 bps)	60.0%	51.2%	(878 bps)
Adjusted Operating Margin (1)	64.3%	48.8%	(1550 bps)	66.5%	54.8%	(1170 bps)
EBITDA	1,787,919	2,359,840	32.0	3,559,151	4,815,514	35.3
EBITDA Margin	60.9%	60.7%	(21 bps)	65.8%	61.7%	(406 bps)
Adjusted EBITDA Margin (2)	71.3%	64.1%	(717 bps)	73.0%	66.1%	(686 bps)
Net Income	1,152,067	1,098,403	(4.7)	2,490,706	2,565,489	3.0
Majority Net Income	1,132,640	1,086,331	(4.1)	2,471,279	2,540,960	2.8
Earnings per Share	3.7755	3.6211	(4.1)	8.2376	8.4699	2.8
Earnings per ADS in US$	1.9173	1.8389	(4.1)	4.1834	4.3013	2.8

Total Commercial Revenues per Passenger (3)	102.3	99.7	(2.5)	109.5	99.8	(8.9)
Commercial Revenues	907,973	1,315,392	44.9	1,832,148	2,598,944	41.9
Commercial Revenues from Direct Operations per Passenger (4)	18.5	12.3	(33.3)	18.7	8.9	(52.6)
Commercial Revenues Excl. Direct Operations per Passenger	83.8	87.4	4.3	90.8	90.9	0.1

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is equal to operating profit divided by total revenues excluding construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

3 Passenger figures include transit and general aviation passengers for Mexico, Puerto Rico and Colombia.

4 Represents ASUR’s operations in convenience stores.

5 Construction revenues for Airplan in 2Q18 include the actual construction revenues which are equal to construction costs of Ps.90.8 million plus an estimated revenue of Ps.31.1 million from valuation of the intangible at its present value (guaranteed revenues from the concession) according to IFRIC 12.

Consolidated Revenues

Consolidated Revenues for 2Q18 rose 32.4% YoY to Ps.3,887.4 million, mainly as a result of the following increases:

•	49.9% in revenues from aeronautical services to Ps.2,259.3 million. Mexico contributed with Ps.1,489.4 million in revenues from aeronautical services in 2Q18, while Puerto Rico and Colombia contributed with Ps.451.9 million and Ps.318.0 million, respectively; and
•	42.0% in revenues from non-aeronautical services to Ps.1,420.2 million, principally reflecting the 44.9% increase in commercial revenues. Mexico contributed with Ps.967.1 million in commercial revenues, while Puerto Rico and Colombia contributed with Ps.250.0 million and Ps.98.3 million, respectively.

This was partially offset by a 51.4% decline in revenues from construction services in Mexico, Puerto Rico and Colombia as a result of lower capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 46.7% YoY to Ps.3,679.5 million. Total revenues in Puerto Rico and Colombia in 2Q17 represented 19.2% and 11.3%, respectively, of ASUR’s consolidated revenues excluding revenues from construction services.

Commercial Revenues in 2Q18 increased 44.9% YoY, mainly reflecting the 4.8% increase in total passenger traffic in Mexico, along with contributions of Ps.250.0 million and Ps.98.3 million in commercial revenues in Puerto Rico and Colombia, respectively. Commercial revenues in Mexico rose 15.6%, mainly driven by increases in Duty Free, Food and Beverages, Retail and Car Rentals, among others, mainly reflecting the opening of Terminal 4 at Cancun Airport during 4Q17.

ASUR 2Q18 Page 3 of 26

Commercial Revenues per Passenger declined to Ps.99.7 in 2Q18, from Ps.102.3 in 2Q17. Note that ASUR bean to consolidate Aerostar’s results (Puerto Rico) starting June 1, 2017 and Airplan (Colombia) beginning October 19, 2017. As a result, this decline in commercial revenues per passenger reflects the comparison of 2Q18 figures against operations in Puerto Rico for July 2017, while Colombia is only included for 2Q18. Mexico contributed with commercial revenues per passenger of Ps.115.5 in 2Q18, Puerto Rico with Ps.109.8 and Colombia with Ps.38.7. During the period, and on a stand-alone basis, commercial revenues per passenger increased 10.4% in Mexico, 22.2% in Puerto Rico and 49.9% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 2Q18 increased by 58.1% YoY, or Ps.768.2 million, to Ps.2,090.0 million. Excluding construction costs, operating costs and expenses increased 107.1% to Ps.1,851.1 million, mainly impacted by the following increases:

•	17.5% in operating costs and expenses excluding construction costs, or Ps.133.7 million, in Mexico principally reflecting increases in professional fees, higher cost of sales from the opening of stores directly operated by ASUR in Terminal 4 of Cancun Airport, as well as security and maintenance expenses;

•	317.1%, or Ps.404.7 million, in Puerto Rico principally reflecting costs for full quarter 2Q18 against only one month in 2Q17 where costs totaled Ps.127.6 million, as Aerostar was fully consolidated into ASUR starting June 1, 2017. As a result, cost of services increased Ps.247.0 million in the period, including Ps.6.6 million from the recognition of extraordinary expenses resulting from Hurricane Maria in Puerto Rico, Ps.32.5 million from higher concession fees, Ps.125.2 million increase in depreciation and amortization from the recognition of the intangible asset resulting from the valuation of Aerostar under IFRS 3 which impacted amortization expenses by Ps.47.5 million; and

•	A Ps.418.6 million contribution from Colombia in 2Q18, which was acquired on October 19, 2017. This was mainly due to Ps.144.1 million in cost of services, Ps.1.4 million in technical assistance costs, as well as amortization of the concession of Ps.194.2 million (includes Ps.26.0 million from the recognition of the intangible asset resulting from the valuation of Airplan under IFRS 3, and Ps.23.0 million in initial amortization of complementary works).

Cost of Services increased 97.6%, mainly due to expenses of Ps.338.3 million and Ps.144.1 million in Puerto Rico and Colombia, respectively, from the consolidation of those operations. Mexico contributed with a Ps.74.4 million increase in cost of services, reflecting higher maintenance expenses resulting from the opening of Terminal 4 in Cancun airport, along with higher cost of sales from convenience stores directly operated by ASUR. Higher energy, security, maintenance and professional fees, also contributed to the increase in cost of services.

Construction Costs declined 44.1% YoY to Ps.239.0 million, mainly due to lower levels of capital improvements made to the concessioned assets during the period. Mexico contributed with Ps.21.1 million in construction costs, Puerto Rico with 127.1 million and Colombia with Ps.90.8 million.

G&A Expenses, which reflect administrative expenses in Mexico, increased 14.4% YoY.

Consolidated Technical Assistance increased 12.0% YoY, mainly reflecting EBITDA growth in Mexico excluding extraordinary items, a factor in the calculation of the fee.

Concession Fees increased 119.7% YoY, mainly reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 2Q18 also include a Ps.32.5 million year-on-year increase in Puerto Rico as starting year six of the concession, the fee is equivalent to 5% of revenues, as well as Ps.78.9 million in concession fees at Airplan in Colombia.

Depreciation and Amortization increased 200.3%, or Ps.359.5 million, principally due to: i) a Ps.125.2 million increase in Puerto Rico derived from the recognition of the concession resulting from the valuation of the investment in Aerostar under IFRS 3 which impacted amortization by Ps.47.5 million, and ii) a Ps.194.2 million in depreciation in Colombia (includes Ps.26.0 million from recognition of the amortization of the intangible asset resulting from the valuation of the investment in Airplan under IFRS 3, Ps.23.0 million in initial

ASUR 2Q18 Page 4 of 26

amortization of complementary works undertaken and Ps.145.2 million in amortization of committed works due to the increase in the accumulated amortization rate in the period).

Consolidated Operating Profit and EBITDA

In 2Q18, ASUR reported a Consolidated Operating Profit of Ps.1,797.3 million and Operating Margin of 46.2%. This was mainly the result of increases of 49.9%, or Ps.752.2 million, in aeronautical revenues, and 44.9%, or Ps.407.4 million in commercial revenues, as well as contributions in operating income of Ps.172.4 million from Puerto Rico, partially offset by a Ps.33.4 million operating loss in Colombia.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, is calculated as operating profit divided by total revenues less construction services revenues; and was 48.8% in 2Q18 compared with 64.3% in 2Q17.

EBITDA increased 32.0%, or Ps.571.9 million, to Ps.2,359.8 million in 2Q18. Puerto Rico contributed with Ps.339.7 million and Colombia with Ps.191.9 million in EBITDA, while Mexican operations reported a 10.3% YoY increase in EBITDA. During 2Q18, ASUR recognized Ps.207.9 million in Construction Revenues, a year-on-year decline of 51.4%, due to lower capital expenditures and investments in concessioned assets. As a result, 2Q18 EBITDA Margin was 60.7% compared to 60.9% in 2Q17.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 64.1% in 2Q18 compared to 71.3% in 2Q17.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg.	Six-Months		% Chg.
	2017	2018		2017	2018
Interest Income	55,313	80,617	45.7	109,852	150,862	37.3
Interest Expense	(71,406)	(304,425)	326.3	(112,720)	(615,931)	446.4
Foreign Exchange Gain (Loss), Net	(5,875)	27,670	n/a	1,298	72,587	5,492.2
Total	(21,968)	(196,138)	792.8	(1,570)	(392,482)	24,898.9

In 2Q18, ASUR reported a Ps.196.1 million Consolidated Comprehensive Financing Loss, compared to a Ps.22.0 million loss in 2Q17.

Interest expense rose by Ps.233.0 million during the period, reflecting mainly a higher debt balance resulting from the consolidation of Aerostar (Puerto Rico) and Airplan (Colombia), as well as interest generated by the loans incurred in Mexico in October 2017. Interest expenses in Puerto Rico amounted to Ps.125.8 million in 2Q18, while Colombia contributed Ps.79.5 million in interest expenses. Interest income increased by Ps.25.3 million, as a result of a higher cash balance and the increase in interest rates.

In 2Q18, ASUR reported a foreign exchange gain of Ps.27.7 million, resulting from the 7.3% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net asset position. This compared to a Ps.5.9 million foreign exchange loss in 2Q17 resulting from the 1.2% quarterly average Mexican peso appreciation during that period.

Income Taxes

Income Taxes for 2Q18 rose by Ps.19.9 million year-over-year, principally due to the following factors:

•	A Ps.132.1 million increase in the provision for income taxes, mainly reflecting a higher taxable income base in Mexico resulting from a change in the tax amortization rate on the concessioned assets and a deferred income tax gain in Colombia derived from changes in tax legislation according to Decree 2235 published on December 27, 2017.

•	A Ps.112.2 million decline in deferred income taxes resulting from a lower taxable income base in Mexico due to a change in the tax amortization rate on those concessioned assets, along with a deferred income tax gain in Colombia derived from changes in tax legislation according to Decree 2235 published on December 27, 2017.

ASUR 2Q18 Page 5 of 26

Majority Net Income

Majority Net Income for 2Q18 decreased by 4.1% to Ps.1,086.3 million, down from Ps.1,132.6 million in 2Q17. Earnings per common share for the quarter were Ps.3.6211 and earnings per ADS (EPADS) were US$1.8389 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.3.7755 and EPADS of US$1.9173 for the same period last year.

Consolidated Financial Position

On June 30, 2018, airport concessions represented 90.2% of the Company’s total assets, with current assets representing 9.0% and other assets representing 0.8%.

As of June 30, 2018, ASUR had cash and cash equivalents of Ps.3,688.9 million, a 21.1% decrease from Ps.4,677.4 million at December 31, 2017. Puerto Rico contributed with Ps.640.3 million in cash and cash equivalents in 2Q18 and Colombia with Ps.79.1 million.

As of June 30, 2018, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet: i) the recognition of a net intangible asset of Ps.6,224.8 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.622.5 million, and iv) a minority interest of Ps.5,442.2 million within the stockholders 'equity.

Furthermore, the valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet as of June 30, 2018: i) the recognition of a net intangible asset of Ps.1,459.9 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.278.6 million, and iv) Ps.641.9 million from the recognition at bank loans at fair value.

On May 25, 2018, ASUR acquired 7.58% of the share ownership of Airplan bringing its ownership stake in the company to 100%. This transacion resulted in the recognition of Shareholders’ Equity in excess of the Ps.46.3 million paid for the acquisition of this additional 7.58% stake in Airplan.

Stockholders’ equity at the close of 2Q18 was Ps.34,422.1 million and total liabilities were Ps.21,661.4 million, representing 61.3% and 38.6% of total assets, respectively. Deferred liabilities represented 15.1% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.16,596.4 million, from Ps.17,371.4 million in December 31, 2017, principally reflecting the consolidation of debt in Puerto Rico and Colombia as shown on Tables 5 and 6, as well as the Ps.4,000 million loan at Cancun Airport. A total of Ps.8,989.0 million, or 54.2% of ASUR’s total debt, is denominated in U.S. dollars, Ps.4,481.7 million, or 27.0%, in Mexican pesos, and Ps.3,125.7 million, or 18.8%, of the total is denominated in Colombian pesos.

Net Debt to LTM EBITDA stood at 1.0x at the close of 2Q18, while the Interest Coverage ratio was 7.6x as of June 30, 2018. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratios of 1.7x and 2.2x as of December 31, 2017, respectively.

Table 5: Consolidated Debt Indicators
	December 31, 2017	March 31, 2018	June 30, 2018
Leverage
Total Debt/ LTM EBITDA (Times) [1]	2.3	2.0	1.3
Total Net Debt/ LTM EBITDA (Times) [2]	1.7	1.4	1.0
Interest Coverage Ratio [3]	2.2	6.7	7.6
Total Debt	17,371,398	17,013,615	16,596,415
Short-term Debt	173,471	449,618	573,726
Long-term Debt	17,197,927	16,563,997	16,022,689
Cash & Cash Equivalents	4,677,454	5,725,346	3,688,908
Total Net Debt [4]	12,693,944	11,288,269	12,907,507

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

ASUR 2Q18 Page 6 of 26

Table 6: Consolidated Debt Profile (in millions)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2018	2019	2020	2021 /22	2023 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$Usd	Libor + 1.5250%	-	-	-	-	36.3	36.3
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$Usd	Libor + 1.4500%	-	-	-	-	36.3	36.3
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$PMx	Tiie + 1.25%	-	-	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%	-	-	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	5.8	5.2	5.3	17.1	162.9	196.3
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	5.1	5.2	5.3	18.3	153.8	187.7
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	3,750.0	9,000.0	12,000.0	44,250.0	81,000.0	150,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	2,550.0	6,120.0	8,160.0	30,090.0	55,080.0	102,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	2,250.0	5,400.0	7,200.0	26,550.0	48,600.0	90,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	925.0	2,220.0	2,960.0	10,915.0	19,980.0	37,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	925.0	2,220.0	2,960.0	10,915.0	19,980.0	37,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
1 Yr-Treasury	Colombia	Anual	$Pcol	IBR[2] + 2.6	5,000.0	-	-	-	-	5,000.0
1 Yr-Treasury	Colombia	Anual	$Pcol	IBR[2] + 2.6	14,984.0	-	-	-	-	14,984.0

[1] DTF is an average 90-day rate with which the credits in Colombia are subscribed
[2] IBR is a rate that banks offer for short-term bank loans

Capex

During 2Q18, ASUR made capital investments for a total of Ps.407.2 million. Of this, Ps.130.6 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, currently in operation. Furthermore, during 2Q18, Aerostar invested Ps.201.0 million at LMM Airport in Puerto Rico and Airplan invested a total of Ps.75.6 million in Colombia.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Second Quarter		% Chg.	Six-Months		% Chg.
	2017	2018		2017	2018
Total Passengers	7,991	8,370	4.7	15,839	16,931	6.9

Total Revenues	2,713,189	2,579,526	(4.9)	5,189,937	5,176,901	(0.3)
Aeronautical Services	1,357,330	1,489,342	9.7	2,705,426	2,987,189	10.4
Non-Aeronautical Services	927,959	1,069,080	15.2	1,949,920	2,156,844	10.6
Construction Services	427,900	21,104	(95.1)	534,591	32,868	(93.9)
Total Revenues Excluding Construction Revenues	2,285,289	2,558,422	12.0	4,655,346	5,144,033	10.5

Total Commercial Revenues	836,502	967,052	15.6	1,760,677	1,942,584	10.3
Commercial Revenues from Direct Operations[1]	145,925	161,359	10.6	295,302	330,919	12.1
Commercial Revenues Excluding Direct Operations	690,577	805,693	16.7	1,465,375	1,611,665	10.0

Total Commercial Revenues per Passenger	104.7	115.5	10.4	111.2	114.7	3.2
Commercial Revenues	836,502	967,052	15.6	1,760,677	1,942,584	10.3
Commercial Revenues from Direct Operations per Passenger [1]	18.3	19.3	5.6	19.0	19.6	4.9
Commercial Revenues Excl. Direct Operations per Passenger	86.4	96.3	11.4	93.0	95.2	2.9

ASUR 2Q18 Page 7 of 26

Note: For purposes of this table, approximately 41.0 and 36.9 thousand transit and general aviation passengers are included in 2Q17 and 2Q18, respectively, and 91.8 and 76.0 thousand transit and general aviation passengers are included in 6M17 and 6M18.

[1]Represents ASUR’s operation of convenience stores in airports as well as advertising since September 2017.

Mexico Revenues

Mexico Revenues for 2Q18 declined 4.9% YoY to Ps.2,579.5 million. Excluding construction, revenues rose 12.0% YoY reflecting the following increases:

•	9.7% in revenues from aeronautical services, mainly due to the 4.8% increase in passenger traffic; and

•	15.2% in revenues from non-aeronautical services, principally reflecting the 15.6% growth in commercial revenues.

Commercial Revenues in the quarter rose 15.6% YoY, mainly reflecting the 4.7% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories as shown on Table 8. Commercial Revenues per Passenger, increased 10.4% to Ps.115.5 in 2Q18 from Ps.104.7 in 2Q17.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations and parking lot fees.

As shown in Table 9, during the last 12 months, ASUR opened 75 new commercial spaces reflecting the opening of its new Terminal 4 at Cancun Airport and added four commercial spaces at its other eight airports. More details of these openings can be found on page 21 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since June 30,2017
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	2Q18	6M18
Retail Operations	19.8%	16.1%	Cancun	75
Other Revenues	19.1%	14.2%	Retail	28
Car Rental Revenues	17.5%	9.8%	Car Rental	20
Parking Lot Fees	15.8%	11.2%	Transportation	4
Duty Free	15.8%	10.2%	Food and Beverage	17
Food and Beverage Operations	13.1%	9.1%	Other Revenue	3
Banking and Currency Exchange Services	10.5%	0.6%	Banking and Currency Exchange Services	2
Ground Transportation	7.0%	5.3%	Duty free	1
Advertising Revenues	(8.5%)	(23.6%)	8 Other Airports	4
Teleservices	(16.6%)	7.4%	Retail	2
Total Commercial Revenues	15.6%	10.3%	Bank and Foreign Exchange	1
			Other Revenues	1
			Mexico	79
			[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Second Quarter		% Chg.	Six-Months		% Chg.
	2017	2018		2017	2018
Cost of Services	385,496	459,871	19.3	728,115	845,262	16.1
Administrative	51,595	59,037	14.4	108,693	117,302	7.9
Technical Assistance	87,268	96,324	10.4	180,595	197,569	9.4
Concession Fees	103,004	115,848	12.5	208,804	231,505	10.9
Depreciation and Amortization	138,973	168,996	21.6	277,944	337,072	21.3
Operating Costs and Expenses Excluding Construction Costs	766,336	900,076	17.5	1,504,151	1,728,710	14.9
Construction Costs	427,900	21,103	(95.1)	534,591	32,868	(93.9)
Total Operating Costs & Expenses	1,194,236	921,179	(22.9)	2,038,742	1,761,578	(13.6)

Total Mexico Operating Costs and Expenses for 2Q18 declined 22.9% YoY. This includes construction costs, which fell 95.1%, reflecting lower levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 17.5% to Ps.900.1 million.

ASUR 2Q18 Page 8 of 26

Cost of Services rose 19.3% mainly due to higher maintenance, energy and security expenses. Higher cost of sales from convenience stores directly operated by ASUR, including those opened at Terminal 4 at Cancun Airport, and professional fees in connection with several projects also contributed to the increase in cost of services.

Administrative expenses increased by 14.4% YoY mainly due to higher travel expenses, fees to third parties and salaries.

The 10.4% increase in the Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, rose 12.5%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 21.6% YoY, reflecting the recognition of higher investments at year-end 2017.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg.	Six-Months		% Chg.
	2017	2018		2017	2018
Interest Income	55,310	97,536	76.3	109,849	180,693	64.5
Interest Expense	(29,546)	(118,360)	300.6	(70,860)	(237,007)	234.5
Foreign Exchange Gain (Loss), Net	(5,875)	27,976	n/a	1,298	72,386	5,476.7
Total	19,889	7,152	(64.0)	40,287	16,072	(60.1)

In 2Q18, ASUR’s Mexico operations reported a Ps.7.2 million Comprehensive Financing Gain, compared to a Ps.19.9 million gain in 2Q17. This was mainly due to the 300.6% increase in interest expenses to Ps.118.4 million in 2Q18, reflecting higher debt in the period. This was partially offset by higher interest income and foreign exchange gains in the period.

In 2Q18, ASUR reported a Ps.28.0 million foreign exchange gain resulting from the 7.3% quarterly average Mexican peso depreciation against the U.S. dollar on ASUR’s foreign currency net asset position, compared with a Ps.5.9 million foreign exchange loss in 2Q17, resulting from the 1.2% quarterly average Mexican peso appreciation during that period. Interest income increased 76.3% YoY to Ps.97.5 million in 2Q18, reflecting a higher cash balance and higher interest rates.

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Second Quarter		% Chg.	Six-Months		% Chg.
	2017	2018		2017	2018
Total Revenue	2,713,189	2,579,526	(4.9)	5,189,937	5,176,901	(0.3)
Total Revenues Excluding Construction Revenues	2,285,289	2,558,422	12.0	4,655,346	5,144,033	10.5
Operating Profit	1,518,952	1,658,347	9.2	3,151,195	3,415,323	8.4
Operating Margin	56.0%	64.3%	830 bps	60.7%	66.0%	525 bps
Adjusted Operating Margin [1]	66.5%	64.8%	(165 bps)	67.7%	66.4%	(130 bps)
Net Income [3]	1,132,640	1,128,406	(0.4)	2,471,278	2,614,850	5.8
EBITDA	1,657,929	1,828,172	10.3	3,429,139	3,752,529	9.4
EBITDA Margin	61.1%	70.9%	977 bps	66.1%	72.5%	641 bps
Adjusted EBITDA Margin [2]	72.5%	71.5%	(109 bps)	73.7%	72.9%	(71 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

[3] Net Income for 2Q18 includes a loss of Ps.88.5 million from the participation in the results of subsidiaries Aerostar, in Puerto Rico (Ps.6.5 million) and Airplan, in Colombia (Ps.95.0 million) recognized under the equity method.

ASUR 2Q18 Page 9 of 26

Mexico reported an Operating Profit of Ps.1,658.3 million in 2Q18, up 9.2% mainly reflecting increases of 9.7% in aeronautical revenues and 15.6% in commercial revenues derived from the 4.8% growth in passenger traffic. Operating Margin was 64.3% in 2Q18 compared with 56.0% in 2Q17.

Adjusted Operating Margin in 2Q18, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues, was 64.8%, compared to 66.5% in 2Q17.

EBITDA increased 10.3% to Ps.1,828.2 million from Ps.1,657.9 million in 2Q17, as a result of higher operating leverage. EBITDA Margin expanded to 70.9% from 61.1% in 2Q17.

During 2Q18, ASUR recognized Ps.21.8 million in “Construction Revenues,” a year-on-year decline of 95.1%, due to lower capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of/or improvements to concessioned assets, decreased by 109 bps to 71.5%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of June 30, 2018 totaled Ps.3,136.57 million, with an average tariff per workload unit of Ps.178.81 (December 2016 pesos), accounting for approximately 61.0% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

On June 27, 2018 ASUR received approval of from the Mexican Department of Communications and Transport for the Master Development Programs for each of its Mexican concessions in the period 2019 to 2033, including approval for the maximum tariffs per workload unit applicable in the period 2019 to 2023 and the corresponding efficiency factor. One workload unit is equivalent to one passenger or 100 kilograms of cargo.

In addition, the Company renewed in advance the Technical Assistance and Technology Transfer Agreement effective June 29, 2018 with the approval of the Board of Directors.

Master Development Programs - Investment Program
Figures expressed in millions of pesos as of December 31, 2016
	Committed Investments	Indicative Investments [1]	Indicative Investments [1]
Airport	2019-2023	2024-2028	2029-2033
Cancún	5,888.2	5,313.4	4,055.6
Cozumel	275.9	301.8	177.7
Huatulco	554.1	310.8	196.9
Mérida	1,987.0	713.9	310.1
Minatitlán	142.4	165.8	68.5
Oaxaca	767.5	233.2	163.9
Tapachula	149.4	108.8	121.2
Veracruz	496.3	372.4	297.9
Villahermosa	635.2	346.4	288.5

1 Indicative Investments (non-binding at this time)

ASUR 2Q18 Page 10 of 26

Committed Investments 2019-2023
Figures expressed in millions of pesos as of December 31, 2016
Airport	2019	2020	2021	2022	2023
Cancún	995.0	2,251.5	1,279.1	971.1	391.4
Cozumel	29.5	140.4	64.7	22.6	18.7
Huatulco	168.2	156.4	97.7	61.7	70.1
Mérida	341.6	750.2	544.9	266.2	84.1
Minatitlán	29.9	49.9	41.3	14.5	6.7
Oaxaca	72.0	412.2	202.2	59.6	21.6
Tapachula	11.1	43.5	29.2	38.2	27.4
Veracruz	83.9	219.0	92.2	58.6	42.6
Villahermosa	95.4	269.9	184.1	34.3	51.5

Maximum Tariffs per Workload Unit
Figures expressed in millions of pesos as of December 31, 2016
Airport	Maximum Tariff [2]
Cancún	$166.24
Cozumel	$245.59
Huatulco	$177.17
Mérida	$182.16
Minatitlán	$228.17
Oaxaca	$167.90
Tapachula	$231.56
Veracruz	$189.68
Villahermosa	$190.16

2 Maximum tariffs applicable in year 2019, not including efficiency factor of 0.70%.

The concession agreements for each airport stipulate that the maximum tariff for such airport must be reduced on an annual basis to account for projected improvements in efficiency. For the five-year period ending December 31, 2023, the maximum tariffs applicable in ASUR’s airports will be reduced by an annual efficiency factor of 0.70% in real terms.

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented in this report reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

The following discussion compares the standalone results of Aerostar for the three-month period ended June 30, 2018 (in which Aerostar was consolidated with ASUR) against the three-month period ended June 30, 2017 (in which Aerostar was only consolidated with ASUR for the month of June).

As of June 30, 2018, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet: i) the recognition of a net intangible asset of Ps.6,224.8 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.622.5 million, and iv) a minority interest of Ps.5,442.2 million within stockholders 'equity.

ASUR 2Q18 Page 11 of 26

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	Second Quarter		% Chg.
	2017 [1] Non-Consolidated	2018 Consolidated
Total Passengers	2,421	2,278	(5.9)

Total Revenues	666,509	831,818	24.8
Aeronautical Services	446,667	451,976	1.2
Non-Aeronautical Services	219,842	252,765	15.0
Construction Services	-	127,077	n/a
Total Revenues Excluding Construction Services	666,509	704,741	5.7

Total Commercial Revenues	217,365	250,006	15.0
Commercial Revenues from Direct Operations [2]	55,363	96,340	74.0
Commercial Revenues Excluding Direct Operations	162,002	153,666	(5.1)
Total Commercial Revenues per Passenger	89.8	109.8	22.2
Commercial Revenues	217,365	250,006	15.0
Commercial Revenues from Direct Operations per Passenger [2]	22.9	42.3	84.9
Commercial Revenues Excl. Direct Operations per Passenger	66.9	67.5	0.8
Note: Figures in pesos at an average Exchange rate of Ps.19.6046.

[1] Starting June 1, 2017 Aerostar (Puerto Rico) is consolidated into ASUR, but for comparative purposes the table shows April and May results which are not consolidated.

[2] Represents ASUR’s operation of convenience stores in LMM Airport.

Puerto Rico Revenues

Total Puerto Rico Revenues for 2Q18 increased 24.8% YoY to Ps.831.8 million, mainly due to the following increases:

•	15.0% in revenues from non-aeronautical services, principally reflecting the 15.0% increase in commercial revenues;
•	1.2% in revenues from aeronautical services.

Commercial Revenues per Passenger rose to Ps.109.8 from Ps.89.8 in 2Q17.

Eight commercial spaces were opened at LMM Airport over the last 12 months, as shown on Table 15. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

Table 14: San Juan Airport Commercial Revenue Performance		Table 15: San Juan Airport Summary Retail and Other Commercial Space Opened since June 30, 2017
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	2Q18
Duty Free	9.7%	Food and Beverage	2
Food and Beverage Operations	(10.7%)	Car Rental	1
Retail Operations	(3.0%)	Other Revenue	5
Car Rental Revenues	52.7%	Total Commercial Spaces	8
Advertising Revenues	5.5%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Banking and Currency Exchange Services	0.0%
Ground Transportation	(4.5%)
Parking Lot Fees	18.0%
Other Revenue	(6.1%)
Total Commercial Revenues	15.0%

ASUR 2Q18 Page 12 of 26

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs and Expenses (in thousands of Mexican pesos)
	Second Quarter		% Chg.
	2017 [1] Non-Consolidated	2018 Consolidated
Cost of Services	278,625	338,278	21.4
Concession Fees	2,436	33,325	1,268.0
Depreciation and Amortization	107,254	160,755	49.9
Total Operating Costs & Expenses Excluding Construction Costs	388,315	532,358	37.1
Construction Costs	-	127,077	n/a
Total Operating Costs & Expenses	388,315	659,435	69.8
Note: Figures in pesos at an average exchange rate of Ps.19.6046
[1] Starting June 1, 2017 Aerostar (Puerto Rico) is consolidated into ASUR, but for comparative purposes the table shows April and May results which are not consolidated.

Total Operating Costs and Expenses at LMM Airport in 2Q18, including construction costs, increased 69.8% YoY to Ps.659.4 million.

Cost of Services rose 21.4% YoY, mainly due to the recognition of extraordinary items resulting from Hurricane Maria. In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. The monthly amount is Ps.18.5 million.

Concession Fees, which include fees paid to the Puerto Rican government, rose to Ps.33.3 million from Ps.2.4 million, reflecting the payment of Ps.30.1 million in connection with the adjustment included in the contract starting on the 6th year of the concession, which changes the calculation of the fee from a fixed Ps.2.5 million payment to 5% of revenues for the period.

Depreciation and Amortization increased 49.9%, mainly impacted by the recognition of the amortization from the valuation of the investment in Aerostar under IFRS 3, which impacted amortization by Ps.47.5 million.

During 2Q18, Aerostar reported Construction Costs in Puerto Rico of Ps.127.1 million, reflecting the capital investments in the concessioned assets during the period.

Excluding construction costs, operating costs and expenses increased 37.1% to Ps.532.4 million.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (in thousands of Mexican pesos)
	Second Quarter		% Chg.
	2017 [1] Non-Consolidated	2018 Consolidated
Interest Income	10	968	9,580.0
Interest Expense	(130,195)	(125,753)	(3.4)
Total	(130,185)	(124,785)	(4.1)
Note: Figures in pesos at an average exchange rate of Ps.19.6046
[1] Starting June 1, 2017 Aerostar (Puerto Rico) is consolidated into ASUR, but for comparative purposes the table shows April and May results which are not consolidated.

During 2Q18, LMM Airport reported a Ps.124.8 million Comprehensive Financing Loss, compared with a Ps.130.2 million loss in 2Q17.

On February 22, 2013, and as part of the financing of the Concession Agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of June 30, 2018, the remaining balance was US$62.0 million

ASUR 2Q18 Page 13 of 26

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of June 30, 2018, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Operating Profit & EBITDA (in thousands of Mexican pesos)
	Second Quarter		% Chg.
	2017 [1] Non-Consolidated	2018 Consolidated
Total Revenues	666,509	831,818	24.8
Total Revenues Excluding Construction Services Revenues	666,509	704,741	5.7
Operating Profit	278,194	172,383	(38.0)
Operating Margin	41.7%	20.7%	(2102 bps)
Adjusted Operating Margin [2]	41.7%	24.5%	(1728 bps)
Net Income	135,580	39,051	(71.2)
EBITDA	385,448	339,749	(11.9)
EBITDA Margin	57.8%	40.8%	(1699 bps)
Adjusted EBITDA Margin [3]	57.8%	48.2%	(962 bps)

Note: Figures in pesos at an average exchange rate of Ps.19.6046

  [1] Starting June 1, 2017 Aerostar (Puerto Rico) is consolidated into ASUR, but for comparative purposes the table shows April and May results which are not consolidated.

  [2] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

  [3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

Operating Profit at Puerto Rico in 2Q18 declined 38.0% YoY to Ps.172.4 million, with Operating Margin down to 20.7% from 41.7% in 2Q17, principally due to the amortization resulting from the valuation of Aerostar under IFRS3, which impacted amortization by Ps.47.5 million as explained above.

EBITDA declined 11.9% to Ps.339.7 million from Ps.385.4 million in 2Q17, and EBITDA Margin declined to 40.8% in 2Q18 from 57.8% in 2Q17. Adjusted EBITDA Margin in 2Q18 was 48.2% compared with 57.8% in 2Q17.

Puerto Rico Capital Expenditures

During 2Q18, Aerostar invested Ps.66.8 million to modernize LMM Airport, mainly for the construction of the Federal Inspection Station and in equipment for LMM’s operations. This compares with investments of Ps.88.1 million in 2Q17.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport and the Puerto Rico Port sAuthority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

ASUR 2Q18 Page 14 of 26

Review of Colombia Operations

On October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia. Therefore, ASUR began to consolidate Airplan’s results on a line by line basis as of that date.

The following discussion compares Airplan's independent results for the period April 1 and ended June 30, 2018 (in which Airplan was consolidated with ASUR) against the the period starting April 1 and ended June 30, 2017 (in which Airplan was not consolidated with ASUR).

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the Balance Sheet as of June 30, 2018: i) the recognition of a net intangible asset of Ps.1,459.9 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.278.6 million, and iv) Ps.641.9 million from the recognition of bank loans at fair value.

On May 25, 2018 ASUR acquired 7.58% of the share ownership of Airplan bringing its ownership stake in the company to 100%. This transacion resulted in the recognition of Shareholders’ Equity in excess of the Ps.46.3 million paid for the acquisition of this additional stake in Airplan.

Table 19: Airplan, Colombia Revenues & Commercial Revenues Per Passenger In thousands of Mexican pesos
	Second Quarter		% Chg
	2017	2018
	Not Consolidated	Consolidated
Total Passenger	2,670	2,544	(4.7)

Total Revenues	953,577	476,048	(50.1)
Aeronautical Services	289,036	318,004	10.0
Non-Aeronautical Services	69,413	98,356	41.7
Construction Revenues [1]	595,128	59,688	(90.0)
Total Revenues Excluding Construction Revenues	358,449	416,360	16.2
Total Commercial Revenues	68,845	98,334	42.8
Total Commercial Revenues per Passenger	25.8	38.7	49.9

Note: Figures in pesos at an average exchange rate of Ps.146.6704

Note: For purpose of this table, approximately 68.9 and 48.5 thousand transit and general aviation passengers are included in 2Q17 and 2Q18.

1Construction revenues for Airplan in 2Q18 include the actual construction revenues which are equal to construction cost of Ps.90.8 million plus an estimated revenue of Ps. 31.1 million from to valuation of the intangible at its present value (guaranteed revenues from the concession), according to IFRIC 12.

Colombia Revenues

Total Colombia Revenues for 2Q18 fell 50.1% YoY to Ps.476.0 million. Excluding construction services revenues, which fell 90.0% YoY as a result of lower committed investments during the period and the impact from the valuation of the concession at present value, revenues rose 16.2% mainly reflecting the following increases:

•	10.0% in revenues from aeronautical services.
•	41.7% in revenues from non-aeronautical services, mainly due to the 42.8% increase in commercial revenues.

Commercial Revenues per Passenger increased 49.9%, principally benefitting from fixed commercial revenues.

As shown on Table 21, during the last twelve months, 30 new commercial spaces were opened in Colombia. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

ASUR 2Q18 Page 15 of 26

Table 20: Airplan, Colombia Commercial Revenue Performance		Table 21: Colombia Summary Retail and Other Commercial Space Opened since June 30, 2017
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	2Q18
Duty Free	(100.0%)	Retail	3
Food and Beverage Operations	(3.1%)	Other Revenue	16
Retail Operations	12.9%	Food and Beverage	9
Car Rental Revenues	(11.2%)	Car Rental	2
Advertising Revenues	13.8%	Total Commercial Spaces	30
Banking and Currency Exchange Services	46.8%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Ground Transportation	21.5%
Teleservices	29.7%
Parking Lot Fees	7.8%
Other Revenue	98.4%
Total Commercial Revenues	42.8%

Colombia Costs and Expenses

Table 22: Colombia Operating Costs and Expenses

(in thousands of Mexican pesos)
	Second Quarter		% Chg.
	2017 Non-Consolidated	2018 Consolidated
Cost of Services	125,254	144,145	15.1
Technical Assistance	513	1,436	179.9
Concession Fees	68,101	78,860	15.8
Depreciation and Amortization	125,478	194,194	54.8
Operating Costs and Expenses Excluding Construction Costs	319,346	418,635	31.1
Construction Costs	284,525	90,805	(68.1)
Total Operating Costs & Expenses	603,871	509,440	(15.6)
Note: Figures in pesos at an average exchange rate of Ps.146.6704.

Total Operating Costs and Expenses in Colombia declined 15.6% YoY in 2Q18 to Ps.509.4 million.

Cost of Services increased 15.1% YoY, mainly due to higher expenses in connection with professional fees, security expenses and energy costs.

Construction Costs declined 68.1% YoY to Ps.90.8 million, reflecting lower investments in complementary works to concessioned assets during the period.

Concession Fees, which include fees paid to the Colombian government, increased 15.8% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 54.8%, mainly due to the Ps.68.7 million increase in amortization of the concession (includes recognition of Ps.26.0 million from the amortization of the concession resulting from the valuation of the investment under IFRS 3, Ps.23.0 for initial amortization of complementary works, and Ps.19.7 million in amortization of mandatory works as a result of the increase in the accumulated amortization).

ASUR 2Q18 Page 16 of 26

Colombia Comprehensive Financing Gain /(Loss)

Table 23: Colombia Comprehensive Financing Gain / (Loss)

(in thousands of Mexican pesos)
	Second Quarter		% Chg.
	2017 Non-Consolidated	2018 Consolidated
Interest Income	921	1,281	39.1
Interest Expense	(45,818)	(79,480)	73.5
Foreign Exchange Gain (Loss), Net	(429)	(306)	(28.7)
Total	(45,326)	(78,505)	73.2
Note: Figures in pesos at an average exchange rate of Ps.146.6704.

During 2Q18, Airplan reported a Ps.78.5 million Comprehensive Financing Loss, compared with a Ps.45.3 million loss in 2Q17.

On June 1, 2015, Airplan entered into a Ps.3,468.7 million, 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period. Airplan also has a Ps.130.0 million, one-year Treasury Loan from two banks.

Colombia Operating Profit and EBITDA

Table 24: Colombia Operating Profit & EBITDA (in thousands of Mexican pesos)
	Second Quarter		% Chg.
	2017 Non-Consolidated	2018 Consolidated
Total Revenue	953,577	476,048	(50.1)
Total Revenues Excluding Construction Revenues	358,449	416,360	16.2
Operating Profit	349,706	(33,392)	(109.5)
Operating Margin	36.7%	(7.0%)	(4369 bps)
Adjusted Operating Margin [1]	97.6%	(8.0%)	(10558 bps)
Net Income	198,202	(82,878)	n/a
EBITDA	164,581	191,919	16.6
EBITDA Margin	17.3%	40.3%	2306 bps
Adjusted EBITDA Margin [2]	45.9%	46.1%	18 bps
Note: Figures in pesos at an average exchange rate of Ps.146.6704.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

During 2Q18, ASUR reported an Operating Loss of Ps.33.4 milion compared to an operating profit of Ps.349.7 million in 2Q17. Operating Margin was negative 7.0% in 2Q28 compared with an operating margin of 36.7% in 2Q17. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was negative 8.0% in 2Q18 compared with 97.6% in 2017.

EBITDA increased 16.6% to Ps.191.9 million from Ps.164.6 million in 2Q17, mainly due to a Ps.31.1 million loss from construction services in 2Q18 derived from valuation of the intangible to present value (guaranteed construction revenues) according to IFRIC 12, compared with a Ps.310.6 million gain from construction services in 2Q17. EBITDA Margin increased to 40.3% in 2Q18, from 17.3% in 2Q17, while Adjusted EBITDA Margin, which excludes the impact of IFRIC12 with respect to construction or improvements to concessioned assets, increased 18 basis points to 46.1% in 2Q18.

Colombia Capex

During 2Q18, Airplan invested Ps.75.7 million to modernize its airports in Colombia, including: i) the expansion of the domestic and international passenger terminal, ii) the expansion of the international platform, and iii) progress in the construction of the cargo terminal at Rionegro airport.

ASUR 2Q18 Page 17 of 26

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt de Carapa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 2Q18 amounted to Ps.318.0 million.

On January 15 of each year, the concessionaire proceeds to update the fees and tariffs in connection with the concession, which are then submitted for revision to the Special Administrative Unit of Civil Aeronautics, and which, after approval, are subsequently charged to the users of the concessioned airports.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 2Q18 Page 18 of 26

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q18 Page 19 of 26

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]

		Second Quarter 2017	Second Quarter 2018	% Chg	Six - Months 2017	Six - Months 2018	% Chg
Domestic Traffic		**3,634,801**	**3,923,529**	**7.9**	**6,712,600**	**7,382,487**	**10.0**
CUN	Cancun	2,014,177	2,203,247	9.4	3,585,217	4,032,505	12.5
CZM	Cozumel	27,376	36,738	34.2	55,308	72,993	32.0
HUX	Huatulco	172,362	166,236	(3.6)	309,833	327,869	5.8
MID	Merida	476,650	545,305	14.4	936,303	1,054,366	12.6
MTT	Minatitlan	51,546	50,905	(1.2)	100,344	94,567	(5.8)
OAX	Oaxaca	182,178	190,988	4.8	352,689	400,875	13.7
TAP	Tapachula	69,164	75,065	8.5	142,392	145,059	1.9
VER	Veracruz	327,829	362,181	10.5	617,185	681,137	10.4
VSA	Villahermosa	313,519	292,864	(6.6)	613,329	573,116	(6.6)
International Traffic		**4,314,866**	**4,409,414**	**2.2**	**9,034,862**	**9,472,372**	**4.8**
CUN	Cancun	4,102,575	4,189,535	2.1	8,501,874	8,905,478	4.7
CZM	Cozumel	105,635	100,255	(5.1)	248,038	241,714	(2.5)
HUX	Huatulco	16,522	17,754	7.5	98,035	102,068	4.1
MID	Mérida	44,513	51,164	14.9	92,689	114,498	23.5
MTT	Minatitlan	1,626	1,786	9.8	3,441	3,357	(2.4)
OAX	Oaxaca	13,791	20,159	46.2	32,728	47,540	45.3
TAP	Tapachula	3,502	4,000	14.2	7,111	8,295	16.7
VER	Veracruz	16,824	16,200	(3.7)	32,179	31,742	(1.4)
VSA	Villahermosa	9,878	8,561	(13.3)	18,767	17,680	(5.8)
Total Traffic México		**7,949,667**	**8,332,943**	**4.8**	**15,747,462**	**16,854,859**	**7.0**
CUN	Cancun	6,116,752	6,392,782	4.5	12,087,091	12,937,983	7.0
CZM	Cozumel	133,011	136,993	3.0	303,346	314,707	3.7
HUX	Huatulco	188,884	183,990	(2.6)	407,868	429,937	5.4
MID	Merida	521,163	596,469	14.4	1,028,992	1,168,864	13.6
MTT	Minatitlan	53,172	52,691	(0.9)	103,785	97,924	(5.6)
OAX	Oaxaca	195,969	211,147	7.7	385,417	448,415	16.3
TAP	Tapachula	72,666	79,065	8.8	149,503	153,354	2.6
VER	Veracruz	344,653	378,381	9.8	649,364	712,879	9.8
VSA	Villahermosa	323,397	301,425	(6.8)	632,096	590,796	(6.5)

US Passenger Traffic, San Juan Airport (LMM)

	Second Quarter 2017	Second Quarter 2018	% Chg	Six - Months 2017	Six - Months 2018	% Chg
SJU Total [1]	**2,420,615**	**2,277,680**	**(5.9)**	**4,720,551**	**4,135,978**	**(12.4)**
Domestic Traffic	2,119,261	2,031,833	(4.1)	4,146,943	3,714,790	(10.4)
International Traffic	301,354	245,847	(18.4)	573,608	421,188	(26.6)

Colombia, Passenger Traffic Airplan [3]

		Second Quarter 2017	Second Quarter 2018	% Chg	Six - Months 2017	Six - Months 2018	% Chg
Domestic Traffic		**2,256,646**	**2,111,042**	**(6.5)**	**4,461,419**	**4,123,159**	**(7.6)**
MDE	Medellín (Rio Negro)	1,606,876	1,483,659	(7.7)	3,173,916	2,885,896	(9.1)
EOH	Medellín	242,459	252,687	4.2	491,541	502,626	2.3
MTR	Montería	249,514	218,493	(12.4)	478,464	427,257	(10.7)
APO	Carepa	87,350	85,664	(1.9)	176,907	171,151	(3.3)
UIB	Quibdó	51,643	49,602	(4.0)	102,443	94,522	(7.7)
CZU	Corozal	18,804	20,937	11.3	38,148	41,707	9.3
International Traffic		**344,345**	**384,820**	**11.8**	**655,122**	**757,529**	**15.6**
MDE	Medellín (Rio Negro)	344,345	384,820	11.8	655,122	757,529	15.6
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		**2,600,991**	**2,495,862**	**(4.0)**	**5,116,541**	**4,880,688**	**(4.6)**
MDE	Medellín (Rio Negro)	1,951,221	1,868,479	(4.2)	3,829,038	3,643,425	(4.8)
EOH	Medellín	242,459	252,687	4.2	491,541	502,626	2.3
MTR	Montería	249,514	218,493	(12.4)	478,464	427,257	(10.7)
APO	Carepa	87,350	85,664	(1.9)	176,907	171,151	(3.3)
UIB	Quibdó	51,643	49,602	(4.0)	102,443	94,522	(7.7)
CZU	Corozal	18,804	20,937	11.3	38,148	41,707	9.3

ASUR 2Q18 Page 20 of 26

(Pg. 1/2)

Commercial spaces opened since June 30 2017

Commercial Name	Business	Opening Date
MEXICO		
Cancun		
Abito	Retail	November 2017
Ace	Car Rental	November 2017
Ado	Transportation	November 2017
Adoro Mexico	Retail	December 2017
Airport Cab	Transportation	November 2017
Alamo	Car Rental	November 2017
Artesanias	Retail	November 2017
Avis	Car Rental	November 2017
Ay Guey	Retail	November 2017
Bijoux Terner	Retail	November 2017
Bodega	Food and Beverage	November 2017
Body Shop	Retail	November 2017
Budget	Car Rental	December 2017
Cocina Mera	Food and Beverage	November 2017
Duty Free	Duty free	November 2017
Duty Paid	Retail	November 2017
Enterprise	Car Rental	November 2017
Europcar	Car Rental	November 2017
Fire Fly	Car Rental	November 2017
Food Court - Área De Sentado	Food and Beverage	November 2017
Food Court - Guacamole Ándale	Food and Beverage	November 2017
Food Court - Guys Burguer	Food and Beverage	November 2017
Food Court - Hacienda Montejo	Food and Beverage	November 2017
Food Court - Johnny Rockets	Food and Beverage	November 2017
Food Court - Wolfgang Puck	Food and Beverage	November 2017
Food Court -Panda	Food and Beverage	December 2017
Fox	Car Rental	November 2017
Gold Elements	Retail	November 2017
Guacamole Grill	Food and Beverage	November 2017
Harley Davidson	Retail	November 2017
Heineken Bar	Food and Beverage	November 2017
Hertz	Car Rental	November 2017

Hot Dogs All Dressed	Retail	November 2017
Kipling	Retail	November 2017
Margarita Ville	Food and Beverage	November 2017
Mayfer	Retail	November 2017
Mex	Car Rental	November 2017
National	Car Rental	November 2017
Panama Jack	Retail	November 2017
Pineda Covalin	Retail	November 2017
Porthia	Retail	November 2017
Prisonart	Retail	November 2017
Roger Boots	Retail	November 2017
Samsonite	Retail	November 2017
Scappino	Retail	November 2017
Secure Wrap	Other Revenue	November 2017
Snack Bar Coconut	Food and Beverage	November 2017
Star Island Café	Food and Beverage	November 2017
Starbucks	Food and Beverage	November 2017
Sunglass Hut	Retail	November 2017
Super Shuttle	Transportation	November 2017
Sushi Tequila	Food and Beverage	November 2017
Tawa	Retail	November 2017
Tere Cazola	Retail	November 2017
Tienda De Conveniencia	Retail	November 2017
Trhifty / Dollar	Car Rental	November 2017
Tumi	Retail	November 2017
Turist	Other Revenue	November 2017
Turist (Oficina)	Other Revenue	November 2017
U-Save	Car Rental	November 2017
Watch My Watch	Retail	November 2017
Xelbor Cab	Transportation	November 2017
ICE CURRENCY	Banking and Currency Exchange Services	January 2018
ICE CURRENCY	Banking and Currency Exchange Services	January 2018
VICTORIA´S SECRET	Retail	February 2018
MAC	Retail	February 2018
BUDGET	Car Rental	February 2018
BUDGET	Car Rental	February 2018
ALAMO	Car Rental	February 2018
NATIONAL	Car Rental	February 2018
STARBUCKS	Food and Beverage	February 2018

ASUR 2Q18 Page 21 of 26

(Pg. 2/2)

Commercial spaces opened since June 30 2017

`	Business	Opening Date
MEXICO		
Cancun		
CARFLEX	Car Rental	March 2018
CARFLEX	Car Rental	March 2018
CARFLEX	Car Rental	March 2018
Tiendas Tropicales	Retail	April 2018
Cozumel		
SERVICIOS TURISTICOS AEROPORTUARIOS	Other Revenue	March 2018
Oaxaca		
ITZIAR PAOLA ARQUIAGA BOLAÑOS CACHO	Retail	April 2018
AGPCH, SA DE CV	Retail	May 2018
Huatulco		
Centro Cambiario Fresan	Currency Exchange	November 2017
SAN JUAN, PUERTO RICO		
Popeye's Food Court - Terminal C	Food and Beverage	July 2017
Jet Set Salon - Terminal B	Other Revenue	July 2017
Doggies Boutique - Terminal C	Other Revenue	September 2017
Europcar	Car Rental	September 2017
HR Insurance	Other Revenue	December 2017
Ready Credit (2 new units)	Other Revenue	December 2017
Ticket 2 PR	Other Revenue	May 2018
Gustos Café	Food and Beverage	May 2018
COLOMBIA		
Rionegro		
TRANSAEREO S.A.S	Other Revenue	July 2017
MARCAPASOS S.A.S	Other Revenue	September 2017
TRANSAEREO S.A.S	Other Revenue	October 2017
PIVO S.A.S.	Food and Beverage	October 2017
RAPIPHARMA S.A.S.	Food and Beverage	October 2017
ARINC DE COLOMBIA LTDA	Teleservices	November 2017
INDUSTRIA DE RESTAURANTES CASUALES S.A.S	Food and Beverage	November 2017
INSTITUTO DEPARTAMENTAL DE DEPORTES DE ANTIOQUIA	Retail	January 2018
GLOBO CAMBIO FOREIGN EXCHANGE.S.A.S	Banking and Currency Exchange	January 2018
ESTIBOL S.A.S	Retail	February 2018

ASUR 2Q18 Page 22 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	2Q 2017	2Q 2017 Per Workload Unit	2Q 2018	2Q 2018 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico						
Cancun [1]						
Aeronautical Revenues	1,025,616	165.6	1,122,628	173.9	9.5	5.0
Non-Aeronautical Revenues	849,639	137.2	981,742	152.1	15.5	10.9
Construction Services Revenues	389,596	62.9	10,565	1.6	(97.3)	(97.5)
Total Revenues	**2,264,851**	**365.7**	**2,114,935**	**327.7**	**(6.6)**	**(10.4)**
Operating Profit	1,152,264	186.0	1,268,577	196.6	10.1	5.7
EBITDA	1,237,307	199.8	1,382,223	214.2	11.7	7.2
Merida						
Aeronautical Revenues	94,892	165.3	113,926	180.0	20.1	8.9
Non-Aeronautical Revenues	24,244	42.2	31,540	49.8	30.1	18.0
Construction Services Revenues	4,423	7.7	-	-	(100.0)	(100.0)
Other [2]	18	-	18	-	-	n/a
Total Revenues	**123,577**	**215.3**	**145,484**	**229.8**	**17.7**	**6.7**
Operating Profit	59,865	104.3	71,075	112.3	18.7	7.7
EBITDA	71,481	124.5	83,100	131.3	16.3	5.5
Villahermosa						
Aeronautical Revenues	50,967	152.1	48,905	158.3	(4.0)	4.1
Non-Aeronautical Revenues	15,405	46.0	15,376	49.8	(0.2)	8.3
Construction Services Revenues	10	-	563	1.8	5,530.0	n/a
Other [2]	21	0.1	30	0.1	42.9	-
Total Revenues	**66,403**	**198.2**	**64,874**	**209.9**	**(2.3)**	**5.9**
Operating Profit	31,181	93.1	27,963	90.5	(10.3)	(2.8)
EBITDA	38,659	115.4	35,497	114.9	(8.2)	(0.4)
Other Airports [3]						
Aeronautical Revenues	185,855	184.7	203,883	192.9	9.7	4.4
Non-Aeronautical Revenues	38,671	38.4	40,422	38.2	4.5	(0.5)
Construction Services Revenues	33,871	33.7	9,976	9.4	(70.5)	(72.1)
Other [2]	51	0.1	52	-	2.0	(100.0)
Total Revenues	**258,448**	**256.9**	**254,333**	**240.6**	**(1.6)**	**(6.3)**
Operating Profit	89,732	89.2	99,876	94.5	11.3	5.9
EBITDA	124,392	123.7	135,502	128.2	8.9	3.6
Holding & Service Companies [4]

Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	435,653	n/a	469,419	n/a	7.8	n/a
Total Revenues	**435,653**	**n/a**	**469,419**	**n/a**	**7.8**	**n/a**
Operating Profit	185,911	n/a	190,856	n/a	2.7	n/a
EBITDA	186,091	n/a	191,850	n/a	3.1	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(435,743)	n/a	(469,517)	n/a	7.8	n/a
Total Mexico						
Aeronautical Revenues	1,357,330	167.4	1,489,342	176.2	9.7	5.3
Non-Aeronautical Revenues	927,959	114.4	1,069,080	126.5	15.2	10.6
Construction Services Revenues	427,900	52.8	21,104	2.5	(95.1)	(95.3)
Total Revenues	**2,713,189**	**334.6**	**2,579,526**	**305.2**	**(4.9)**	**(8.8)**
Operating Profit	1,518,953	187.3	1,658,347	196.2	9.2	4.8
EBITDA	1,657,930	204.5	1,828,172	216.3	10.3	5.8
San Juan Puerto Rico. US [5]						
Aeronautical Revenues	149,826	n/a	451,976	n/a	201.7	n/a
Non-Aeronautical Revenues	72,282	n/a	252,765	n/a	249.7	n/a
Construction Services Revenues	-	n/a	127,077	n/a	n/a	n/a
Total Revenues	**222,108**	**n/a**	**831,818**	**n/a**	**274.5**	**n/a**
Operating Profit	94,475	n/a	172,383	n/a	82.5	n/a
EBITDA	129,988	n/a	339,749	n/a	161.4	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]						
Aeronautical Revenues	-	n/a	318,004	n/a	n/a	n/a
Non-Aeronautical Revenues	-	n/a	98,356	n/a	n/a	n/a
Construction Services Revenues	-	n/a	59,688	n/a	n/a	n/a
Total Revenues	**-**	**n/a**	**476,048**	**n/a**	**n/a**	**n/a**
Operating Profit	-	n/a	(33,392)	n/a	n/a	n/a
EBITDA	-	n/a	191,919	n/a	n/a	n/a
Consolidation Adjustment Colombia						
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR						
Aeronautical Revenues	1,507,156	n/a	2,259,322	n/a	49.9	n/a
Non-Aeronautical Revenues	1,000,241	n/a	1,420,201	n/a	42.0	n/a
Construction Services Revenues	427,900	n/a	207,869	n/a	(51.4)	n/a
Total Revenues	**2,935,297**	**n/a**	**3,887,392**	**n/a**	**32.4**	**n/a**
Operating Profit	1,613,428	n/a	1,797,338	n/a	11.4	n/a
EBITDA	1,787,919	n/a	2,359,840	n/a	32.0	n/a

ASUR 2Q18 Page 23 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to June 30, 2018 and 2017
Thousands of mexican pesos

Item	1H 2017	1H 2018	% Chg	2Q 2017	2Q 2018	% Chg
Revenues						
Aeronautical Services	2,855,252	4,464,018	56.3	1,507,156	2,259,322	49.9
Non-Aeronautical Services	2,022,202	2,819,679	39.4	1,000,241	1,420,201	42.0
Construction Services	534,591	520,268	(2.7)	427,900	207,869	(51.4)
Total Revenues	5,412,045	7,803,965	44.2	2,935,297	3,887,392	32.4
Operating Expenses						
Cost of Services	819,441	1,732,521	111.4	476,822	942,294	97.6
Cost of Construction	534,591	336,560	(37.0)	427,900	238,985	(44.1)
General and Administrative Expenses	108,693	117,302	7.9	51,595	59,037	14.4
Technical Assistance	180,595	201,390	11.5	87,268	97,760	12.0
Concession Fee	209,598	448,120	113.8	103,798	228,033	119.7
Depreciation and Amortization	313,457	973,332	210.5	174,486	523,945	200.3
Total Operating Expenses	2,166,375	3,809,225	75.8	1,321,869	2,090,054	58.1
Operating Income	3,245,670	3,994,740	23.1	1,613,428	1,797,338	11.4
Comprehensive Financing Cost	(1,570)	(392,482)	24,898.9	(21,968)	(196,138)	792.8
Income from results of Joint Venture Accounted by the Equity Method	112,345	-	(100.0)	43,506	-	(100.0)
Income Before Income Taxes	3,356,445	3,602,258	7.3	1,634,966	1,601,200	(2.1)
Provision for Income Tax	1,004,156	894,181	(11.0)	506,182	393,974	(22.2)
Provision for Asset Tax	466	466	-	233	233	-
Deferred Income Taxes	(138,883)	142,122	(202.3)	(23,516)	108,590	(561.8)
Net Income for the Year	2,490,706	2,565,489	3.0	1,152,067	1,098,403	(4.7)
Majority Net Income	2,471,279	2,540,960	2.8	1,132,640	1,086,331	(4.1)
Non- controlling interests	19,427	24,529	26.3	19,427	12,072	(37.9)
Earning per Share	8.2376	8.4699	2.8	3.7755	3.6211	(4.1)
Earning per American Depositary Share (in U.S. Dollars)	4.1834	4.3013	2.8	1.9173	1.8389	(4.1)

Exchange Rate per Dollar Ps. 19.6912

ASUR 2Q18 Page 24 of 26

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet from January 1 to June 30, 2018 and 2017
Thousands of mexican pesos

Item	June 2018	December 2017	Variation	%
Assets				
Current Assets				
Cash and Cash Equivalents	3,688,908	4,677,454	(988,546)	(21.1)
Cash and Cash Equivalents Restricted	194,154	106,350	87,804	82.6
Accounts Receivable, net	544,469	685,502	(141,033)	(20.6)
Recoverable Taxes and Other Current Assets	592,539	318,556	273,983	86.0
Total Current Assets	**5,020,070**	**5,787,862**	**(767,792)**	**(13.3)**
Non Current Assets				
Machinery, Furniture and Equipment, net	487,302	473,238	14,064	3.0
Intangible Assets, Airport Concessions and Goodwill-Net	50,576,154	50,353,003	223,151	0.4
Accounts Receivable from Joint Venture	-	-	-	-
Investment in Joint Venture Accounted by the Equity Method	-	-	-	-
Total Assets	**56,083,526**	**56,614,103**	**(530,577)**	**(0.9)**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	302,141	428,883	(126,742)	(29.6)
Bank Loans	573,726	173,470	400,256	230.7
Accrued Expenses and Others Payables	1,501,687	1,806,295	(304,608)	(16.9)
Total Current Liabilities	**2,377,554**	**2,408,648**	**(31,094)**	**(1.3)**
Long Term Liabilities				
Bank Loans	8,945,065	10,321,383	(1,376,318)	(13.3)
Long Term Debt	7,077,625	7,149,177	(71,552)	(1.0)
Deferred Income Taxes	3,250,941	3,033,930	217,011	7.2
Employee Benefits	10,240	12,664	(2,424)	(19.1)
Total Long Term Liabilities	**19,283,871**	**20,517,154**	**(1,233,283)**	**(6.0)**
Total Liabilities	**21,661,425**	**22,925,802**	**(1,264,377)**	**(5.5)**
Stockholders' Equity				
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,366,867	1,075,002	291,865	27.2
Net Income for the Period	2,540,960	6,750,165	(4,209,205)	(62.4)
Cumulative Effect of Conversion of Foreign Currency	479,099	195,511	283,588	145.0
Retained Earnings	14,791,749	10,252,124	4,539,625	44.3
Non- Controlling interests	7,476,150	7,648,223	(172,073)	(2.2)
Total Stockholders' Equity	**34,422,101**	**33,688,301**	**733,800**	**2.2**
Total Liabilities and Stockholders' Equity	**56,083,526**	**56,614,103**	**(530,577)**	**(0.9)**

Exchange Rate per Dollar Ps. 19.6912

ASUR 2Q18 Page 25 of 26

ASUR 2Q18 Page 26 of 26

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 23, 2018